VANC Pharmaceuticals Receives Health Canada Class-III Approval for Ferrous Fumarate Products

September 8, 2017 – VANC Pharmaceuticals Inc. (“VANC” or the “Company”) (TSXV:  VANC, OTCQB:  NUVPF), a pharmaceutical company focused on the Canadian generic drug and over-the-counter (the “OTC”) markets, announces that it has received Health Canada Class-III approval of ferrous fumarate tablets and capsules for use in iron deficiency anemia.

VANC would like to announce that in addition to the recent Class-III approval for its flagship heme iron product Hema-Fer, it has now received updated Class-III approval for both ferrous fumarate tablets (NPN 80079607) and capsules (NPN 80079773). With this approval, VANC will now be introducing these products into both prescription and OTC markets.

“Ferrous fumarate is widely used as both a prescription and over-the-counter product and comprises over 23% of the growing iron supplement market in Canada,” says Mr. Bob Rai, CEO. “This product is a valuable addition to our portfolio, and will generate revenue through both our generic and premium OTC verticals.”

The Canadian iron supplement market was valued at $46 million dollars in 2016 alone, of which ferrous fumarate comprised $10.7 million in various dosage forms (IMS-Health 2016). This product was previously branded as Hb-Plus, and will be undergoing a name change prior to anticipated launch in the first half of 2018. Ferrous fumarate products are covered benefits in provincial, federal, and private insurance plans and VANC has begun the necessary processes to list these products.

VANC also announces that it will not be proceeding with the 2nd tranche closing of the non-brokered private placement announced July 20, 2017. The Company plans to secure additional financing in due course.

On behalf of:

VANC Pharmaceuticals Inc.

Bob Rai

Director and CEO

Phone:604-687-2038

Fax:604-687-3141

Email:info@vancpharm.com

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves VANC’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. VANC generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,”

“scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to VANC as of the date of this release, and VANC assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of VANC and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.